

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-mail
Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, South Dakota 57108

  Re: NorthWestern Corporation
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 16, 2012
    File No. 1-10499

Dear Rowe:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements and Financial Statement Schedules, page F-1

Statements of Cash Flows, page F-5

1. Please tell us where the amortization income and interest expense related to your Qualifying Facilities liability are presented and why such presentation is most appropriate. Please also tell us your consideration of presenting these items as "Items not affecting cash" in your reconciliation of net income to cash provided by operating activities. Refer to ASC 230-10-45-28.

Notes to Consolidated Financial Statements, page F-8

Note (6) Risk Management and Hedging Activities, page F-15

Interest Rate Swaps Designated as Cash Flow Hedges, page F-17

2. Please reconcile the amounts in the table representing the gain remaining in AOCI as of December 31, 2011 and the amount of gain reclassified from AOCI into income during the year ended December 31, 2011 to the 2011 portion of the net unrealized gains on hedging instruments column in the Note (11) table displaying the components of AOCI.

Exhibit 23.1

3. The auditor's consent does not appear to include a signature. Please confirm to us that you received a signed report from Deloitte & Touche LLP. Please ensure that auditor consents included in future filings indicate a signature. Please see Rule 302 of Regulation S-T and Section 5.1.2 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James "Jim" Allegretto

James Allegretto
Senior Assistant Chief Accountant